Announcement to the Market

Related-Party Transaction

Itaú Unibanco Holding S.A. (the "Company"), in compliance with the provisions in Annex F to CVM Resolution No. 80/22, announces to its stockholders and the market in general the following related-party transaction:

Parties: Itaú Unibanco S.A. and Instituto Itaú de Ciência, Tecnologia e Inovação (Itaú Institute of Science, Technology and Innovation - "ICTi").

Relationship with the Company: ICTi is a private association whose founding members are Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. (together, "Itaú Unibanco").

Subject matter and main terms and conditions of the transaction: The purpose of ICTi is to encourage the research, innovation and development of new technologies, services and procedures and it provides services to Itaú Unibanco through a master agreement entered into on July 19, 2023 whose scope is the conduction of studies, research and projects, the development of prototyping, solutions and tests, the creation of new technologies, software development and innovation consulting. On February 17, 2025, it was disclosed to stockholders and the market in general that the amount billed for the provision of services had reached R$51.8 million. In continuation of the previously disclosed information, and considering that the master agreement remains in force, the amount billed for services rendered has again reached an additional R$54.8 million. Accordingly, this disclosure is made pursuant to item 1, I, (a) and Article 2-A of Annex F of CVM Resolution No. 80/22.

Detailed justification of the reasons why the Company's management considers that the transaction was carried out under commutative conditions or provides for proper compensation: The service provided by ICTi is formalized through a Service Request and the price is based on the costs of the professionals involved. Therefore, the projects are priced in accordance with their complexity, technological needs, dedicated personnel, schedule and work hours. The engagement process followed the rules provided for in the Company's Transactions with Related Parties Policy, including the approval of the Related Parties Committee, which is entirely composed of the Company's independent board members.

Any participation of the counterparty, its partners or management members in the Company's decision-making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation: Not applicable.

São Paulo (SP), September 08, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Relações com Investidores +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores